Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

In this report, as used herein, and unless the context suggests otherwise, the terms “TAOP,” “Company,” “we,” “us” or “ours” refer to the combined business of Taoping Inc. (F/K/A China Information Technology, Inc.), its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “Renminbi” and “RMB” are to the legal currency of China. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission on June 12, 2020 (the “2019 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2019 Form 20-F under “Item 3. Key Information-D. Risk Factors” or in other parts of the 2019 Form 20-F.

Overview

We are a leading cloud-based ads display terminal and service provider of digital advertising distribution network and new media resource sharing platform in the Out-of-Home advertising market in China. We provide the integrated end-to-end digital advertising solutions enabling customers to distribute and manage ads on the ads display terminals. Connecting cloud-based ads display terminal owners, advertisers, and consumers, we build up a resource sharing “Smart IoT Terminal - Taoping Net/ App - Taoping E-store” media ecosystem to ultimately achieve the mission “Our technology makes advertising and branding affordable and effective for everyone.”

We were founded in 1993 and are headquartered in Shenzhen, China. Prior to 2014, we generated majority of our revenues through selling our products mostly to public service entities to help improve their operational efficiency and service quality. Our representative customers included China Ministry of Public Security, provincial bureaus of public security, fire departments, traffic bureaus, police stations, human resource departments, urban planning boards, civic administrations, land resource administrations, mapping and surveying bureaus, and the Shenzhen General Station of Exit and Entry Frontier Inspection.

Since 2014, we have diversified our customer base beyond the public sector into private sectors. Our private sector customers include, among others, advertising agencies, auto dealerships, hotels, shopping malls, educational institutes, and beauty spas. Our new corporate mission is to make publicity accessible and affordable for businesses of every size.

In 2014, we generated revenues from sales of products, software, and other sources including hardware maintenance services, network maintenance services, hardware system upgrade, rental income, and miscellaneous income. Starting in 2015, with the introduction of our cloud-based software as a service (SaaS) offering, also, in May 2017, we completed the business transformation and rolled out Cloud-Application-Terminal and IoT technology based digital ads distribution network and new media resource sharing platform in the Out-of-Home Advertising Market. From 2017, we generated most revenue from selling fully integrated Cloud-Application-Terminal and IoT technology based digital ads display terminals. In the first 6 months of 2020, various levels of city lock-downs resulted in confining individual’s mobility, ceasing private and public transportations, halting vast majority of business transactions, depleting businesses’ cash flows due to outbreak of the COVID-19 pandemic. As a result of negative impact to overall economy and businesses from the COVID-19 pandemic, the Company was unable to deliver products and services and collect outstanding trade accounts receivable as planned causing significant decline in revenue and increase in allowance for credit losses. The Company incurred a net loss of approximately $7.9 million for the six months ended June 30, 2020. However, because of city lock-downs, internet services and internet user accesses, including but not limited to on-line communications, on-line shopping, on-line entertainments, on-line banking, remote working arrangements, on-line conferences, have significantly increased in the first half of 2020. The Company has increased its capacity to support increasing demands in software development, and other revenues including system upgrades and maintenance accommodating internet on-line transactions. We have also stabilized supply chains for the high-end data storage server to meet market demands.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company’s significant estimates include its accounts receivable, warrants liability, goodwill, and other intangible assets. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates.

Please see Note 2 to our unaudited consolidated financial statements included elsewhere in this report on Form 6-K for a summary of significant accounting policies.

Recently Adopted and Issued Accounting Pronouncements

Please see Note 2 to our unaudited consolidated financial statements included elsewhere in this report on Form 6-K for a summary of significant accounting policies.

Results of Operations

The following table sets forth key components of our results of operations for the first six months ended June 30, 2020 and 2019, both in dollars and as a percentage of our revenue.

	Six Months Ended June 30, 2020		Six Months Ended June 30, 2019
	(Unaudited)		(Unaudited)
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$3,737,350	100.00%	$7,082,217	100.00%
Costs of revenue	2,270,345	60.75%	3,966,546	56.01%
Gross profit	1,467,005	39.25%	3,115,671	43.99%
Administrative expenses	(7,064,286)	(189.02)%	(3,138,340)	(44.31)%
Research and development expenses	(1,802,747)	(48.24)%	(1,907,116)	(26.93)%
Selling expenses	(143,816)	(3.85)%	(301,028)	(4.25)%
Income loss from operations	(7,543,844)	(201.85)%	(2,230,813)	(31.50)%
Subsidy income	223,391	5.98%	339,604	4.80%
Other loss, net	(302,336)	(8.09)%	(55,430)	(0.78)%
Interest income	3,470	0.09%	67,871	0.96%
Interest expense	(391,231)	(10.47)%	(214,002)	(3.02)%
Loss before income taxes	(8,010,550)	(214.34)%	(2,092,770)	(29.55)%
Income tax benefit	69,858	1.87%	270,747	3.82%
Net loss	(7,940,692)	(212.47)%	(1,822,023)	(25.73)%
Less: net loss attributable to non- controlling interest	264,047	7.07%	6,749	0.10%
Net loss attributable to Company	$(7,676,645)	(205.40)%	$(1,815,274)	(25.63)%

Revenue

Revenue was $3.7 million for the first six months of 2020, compared to $7.1 million for the same period last year, a decrease of $3.4 million, or 47.2%. The decrease was primarily due to the impact of the COVID-19 pandemic and the unfavorable macro environment in China for the first half year of 2020. Since businesses have gradually resumed to operations towards the end of second quarter of 2020, we project that overall revenue for the second half of 2020 will improve from the first 6 months, if the COVID-19 pandemic does not resurge.

Cost of Revenue and Gross Profit

Cost of revenue was $2.3 million for the period ended June 30, 2020, compared to $4.0 million for the same period of 2019. As a percentage of revenue, our cost of revenue increased to 60.8% for the first six months of 2020, from 56.0% for the first six months of 2019. As a result, gross profit as a percentage of revenue was 39.3% for the first six months ended June 30, 2020 and was 44.0% for the same period of 2019. The decrease in the overall gross profits primarily resulted from the decrease of product revenue of cloud-based display terminal with higher gross profit margin and the increase of lower margin revenue of high-end data storage server. The Company expects that the gross margin for the remaining of 2020 would be consistent with the first half of the year.

Administrative, R&D and Selling expenses

Administrative expenses increased by $4.0 million, or 125%, to $7.1 million for the first six months of 2020, from $3.1 million for the same period of 2019. Such increase was a result of an increase of $5.8 million in provision of expected credit losses, offset by the decrease in amortization of intangible assets and payrolls. The Company considered the Covid-19 impact and expected future credit loss in the determination of credit loss reserves as of June 30, 2020. As a result, the Company made credit loss reserves on uncollected accounts receivable from prior years of $5.8 million in first half of 2020 due to the deterioration of certain customers’ financial conditions. The COVID-19 pandemic has been contained and businesses have gradually resumed to operations towards the end of second quarter of 2020, we anticipate that collection of outstanding accounts receivable and expected credit loss will improve from the first half of the year. As a percentage of revenue, administrative expenses increased to 189% for the first six months of 2020, from 44.3% for the same period of 2019.

Research and development (“R&D”) expenses decreased by $0.1 million, or 5.4%, to $1.8 million for the first six months of 2020, from $1.9 million for the first six months of 2019. Such decrease was primarily due to decrease in payroll and benefits for R&D staff as a result of the decrease in headcount, and the decrease of depreciation of software purchased. As a percentage of revenue, R&D expenses increased to 48.2% for the first six months of 2020, from 26.9% for the same period of last year.

Selling expenses decreased by $0.2 million, or 52.2%, to $0.1 million for the first six months of 2020, from $0.3 million for the first six months of 2019. This decrease was primarily due to the decreased headcount of sales and marketing staff.

Net loss attributable to Company

For the first six months of 2020, net loss attributable to the Company was $7.7 million, compared to a net loss attributable to the Company of $1.8 million for the same period of last year. The increase of net loss was the result of the cumulative effect of the decrease in revenues and the increase in administrative expenses as discussed above.

Liquidity and Capital Resources

As of June 30,2020, we had cash and cash equivalents of $0.3 million.

We evaluate the creditworthiness of all of our customers individually before accepting them and continuously monitor the recoverability of accounts receivable through aging analysis and past credit loss history, current financial conditions, and reasonable and supportable forecasts. If there are any indicators that a customer may not make payment, the Company may consider making provision for non- collectability for that particular customer. At the same time, the Company may cease further sales or services to such customer. We have established an accounting policy to account for allowance for credit loss described in Note 2(f) to our unaudited consolidated financial statements.

In previous years, with respect to private-sector customers, we generally required 30% of cash down payment and provided for a payment term ranging from 30 days to 90 days for the remaining balance of the sales contract upon customer’s acceptance of goods and services delivery. For certain strategic customers, we would extend the payment term up to 120 days.

However, because of the negative impact to overall economy and businesses from city lock-downs caused by outbreak of the COVID-19 pandemic, we were unable to collect outstanding trade accounts receivable as planned causing significant increase in allowance for credit losses. The following table describes the movement in the allowance for credit losses for the six-month period ended June 30, 2020.

Balance at December 31, 2019	$7,212,644
Increase in allowance for credit losses	5,803,002
Foreign exchange difference	(101,030)
Balance at June 30, 2020 (Unaudited)	$12,914,616

The COVID-19 has had a material adverse impact on our operating results for the first six months of 2020. However, we do not expect a significant impact on our operations and financial results from the first half of 2020 unless the COVID-19 epidemic is resurged. The epidemic in China is currently under control. Businesses around China have largely returned to normal since April 2020. The operations of our customers and our supply chain have been back to normal since most cities in China have lifted lockdown restrictions. In March 2020, and September 2020, we consummated two financing transactions with net proceeds of approximately $1.9 million for each capital raise. Also in July 2020, we secured two one-year short term bank loans totaling approximately $1.8 million to further better liquidly. If our business strategies are not successful in addressing current financial concerns or the COVID-19 pandemic resurges, we may need to raise additional capital from issuing equity security or debt instrument, or secure additional loan facility to support required cash flows.

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated.

Cash and Financial Position

As of June 30, 2020, the Company had cash and cash equivalents of $0.3 million and restricted cash of $0.2 million, compared to cash and cash equivalents of $1.5 million as of December 31, 2019. Working capital deficit was $10.0 million as of June 30, 2020, compared to working capital deficit of $7.0 million as of December 31, 2019.

	Six Months Ended	Six Months Ended
	June 30,2020	June 30,2019
	(Unaudited)	(Unaudited)
Net cash used in operating activities	$(1,176,940)	$(765,961)
Net cash used in investing activities	$(106,762)	$(647,181)
Net cash provided by financing activities	$252,992	$1,147,892

Operating Activities

Net cash used in operating activities was $1.2 million for the first six months of 2020, compared to net cash used in operating activities of $0.8 million for the first six months of 2019. For the first six months of 2020, negative operating cash flow was mainly attributable to the increased net loss, increase in advances to suppliers and decrease in accounts payable.

Investing Activities

Net cash used in investing activities was $0.1 million for the six months of 2020, and net cash used in investing activities was $0.6 million for the six months of 2019. The change was primarily due to the purchase of property and equipment, made by an increase in accounts payable and a decrease in advances in suppliers during the first six months of 2020.

Financing Activities

Net cash provided by financing activities was $0.3 million for the six months of 2020, mainly attributable to the net proceeds of $1.3 million from issuance of convertible notes, $0.6 million from issuance of the Company’s ordinary shares, and receipts of short-term bank borrowings of $4.0 million, offset by $5.7 million in repayment of short-term bank loans. Net cash provided by financing activities was $1.1 million for the six months of 2019 mainly attributable to short-term bank borrowings receipts of $2.5 million offset by $1.4 million in repayment of short-term loans.